# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 400, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000947871-22-000250
Filed by CIK 0001667954

## Reporting persons
- Yorktown Energy Partners XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,304,608; shared voting power 0; sole dispositive power 9,304,608; shared dispositive power 0; aggregate amount beneficially owned 9,304,608 (22.18% of the class)
- YORKTOWN XI COMPANY LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,304,608; shared voting power 0; sole dispositive power 9,304,608; shared dispositive power 0; aggregate amount beneficially owned 9,304,608 (22.18% of the class)
- YORKTOWN XI ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,304,608; shared voting power 0; sole dispositive power 9,304,608; shared dispositive power 0; aggregate amount beneficially owned 9,304,608 (22.18% of the class)

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 400, Houston, Texas, 77024

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership ("Yorktown XI"), Yorktown XI Company LP, a Delaware limited partnership and the general partner of Yorktown XI ("Yorktown XI Company"), and Yorktown XI Associates LLC, a Delaware limited liability company and the general partner of Yorktown XI Company ("Yorktown XI Associates", and collectively, with Yorktown XI and Yorktown XI Company, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office address of Yorktown XI, Yorktown XI Company and Yorktown XI Associates is 410 Park Avenue, 20th Floor, New York, New York 10022.
Citizenship: Each of Yorktown XI, Yorktown XI Company and Yorktown XI Associates is organized under the laws of the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Beneficial ownership of the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Aris Water Solutions, Inc., a Delaware corporation (the "Issuer") referred to herein is being reported hereunder solely because the reporting person directly owns or may be deemed to beneficially own 9,304,608 shares of Class B common stock of the Issuer ("Class B Common Stock") and 9,304,608 membership interests ("Solaris LLC Units") in Solaris Midstream Holdings, LLC ("Solaris LLC"), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Solaris LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class: Based on 32,641,526 shares of Class A Common Stock of the Issuer issued and outstanding as of May 5, 2025 as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025 and 9,304,608 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Solaris LLC Units as described above.
Sole power to vote or to direct the vote: These securities are directly held by Yorktown XI. Yorktown XI Company is the sole general partner of Yorktown XI and Yorktown XI Associates is the sole general partner of Yorktown XI Company. As a result, Yorktown XI Company and Yorktown XI Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company and Yorktown XI Associates disclaim beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.
Sole power to dispose or to direct the disposition: The information provided in Item 4(c)(i) is incorporated herein by reference into this Item 4(c)(iii).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yorktown Energy Partners XI, L.P.: /s/ Robert A. Signorino, Robert A. Signorino/Managing Member of the General Partner of the General Partner (05/15/2025)
- YORKTOWN XI COMPANY LP: /s/ Robert A. Signorino, Robert A. Signorino/ Managing Member of the General Partner (05/15/2025)
- YORKTOWN XI ASSOCIATES LLC: /s/ Robert A. Signorino, Robert A. Signorino/ Managing Member (05/15/2025)